November 7, 2006

VIA EDGAR AND FEDERAL EXPRESS

Mr. William Friar

Senior Financial Analyst

Financial Services Group

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4561

Washington, DC 20549

Re:	Polonia Bancorp
Amendment No. 4 to the Registration Statement on Form SB-2
Filed July 7, 2006
File No. 333-135643

Dear Mr. Friar:

On behalf of Polonia Bancorp (“Polonia” or the “Company”), enclosed for filing is Pre-Effective Amendment No. 4 to the Registration Statement on Form SB-2 (the “Amended Registration Statement”), including exhibits, marked pursuant to Regulation 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form SB-2 filed on July 7, 2006 (the “Registration Statement”), as amended on July 13, 2006 September 29, 2006 and October 27, 2006.

The Amended Registration Statement is filed in response to the Staff’s comment letter issued on November 3, 2006. The prospectus primarily reflects the addition of a recent developments section and an increase in the appraisal. To aid in your review, we have repeated the Staff’s comments followed by the Company’s responses and indicated where the documents have been revised in response to such comments.

Mr. William Friar

U.S. Securities and Exchange Commission

November 7, 2006

Consolidated Financial Statements

General

Comment No. 1

Please note the updating requirements of Item 310 of Regulation S-B. Alternatively, if your interim financial statements as of and for the nine month period ended September 30, 2006 are not available before the date your registration statement is declared effective, please revise your MD&A to include a recent developments section describing your most recent interim results of operations and any significant transactions since June 30, 2006.

Response to Comment No. 1

A recent developments section has been included beginning on page 29 of the prospectus.

Comment No. 2

Please include an updated consent in your next amended filing.

Response to Comment No. 2

An updated consent has been filed as Exhibit 23.2 to the Amended Registration Statement.

Comment No. 3

We note your disclosures in your MD&A and Risk Factors section which describe the Notice of Deficiency you received from the OTS. Please revise your financial statement footnotes to also describe this material contingency and the potential effect that failing to comply with the Notice could have on your operations. Refer to paragraphs 10 and 12 of SFAS 5.

Response to Comment No. 3

The requested disclosure has been added to Note 13 of the consolidated financial statements.

* * *

Mr. William Friar

U.S. Securities and Exchange Commission

November 7, 2006

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions concerning this submission, please contact the undersigned or Joseph J. Bradley at 202.362.0840.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/ Lawrence M. F. Spaccasi
Lawrence M. F. Spaccasi

Enclosures

cc:	Jessica Livingston, Securities and Exchange Commission
Lisa Haynes, Securities and Exchange Commission
John Nolan, Securities and Exchange Commission
Donald W. Dwyer, Office of Thrift Supervision – DC (w/ enclosures)
Karen Marcotte, Office of Thrift Supervision – DC (w/ enclosures)
Roger Smith, Office of Thrift Supervision – DC (w/ enclosures)
Gary Jeffers, Office of Thrift Supervision – DC (w/ enclosures)
David Rochefort, Office of Thrift Supervision – NE (w/ enclosures)
Anthony J. Szuszczewicz, Polonia Bancorp
Paul D. Rutkowski, Polonia Bancorp
John R. Hall, Esq., Muldoon Murphy & Aguggia LLP
Joseph J. Bradley, Esq., Muldoon Murphy & Aguggia LLP